Exhibit 99.1

FOR IMMEDIATE RELEASE

Sundial Announces Successful Amendments with Senior

Lenders, US$18 Million Convertible Notes Issuance and Close of

Bridge Farm Sale

•	Amends $79.3 million syndicated credit agreement

•	Converts $73.2 million of term debt and interest into convertible notes

•	Issues US$18.0 million in subordinated convertible notes

•	Closes sale of Bridge Farm Group

•	Cancels all previously issued shares and potential obligations under the original Bridge Farm acquisition agreement

Calgary, AB (June 8, 2020) – Sundial Growers Inc. (Nasdaq: SNDL) (“Sundial” or “the Company”) announced today that it has completed four transactions as a part of its broader financial restructuring. Sundial believes these transactions position it for future success with reduced leverage, added flexibility and improved liquidity. All amounts referred to are expressed in Canadian dollars, unless otherwise specified.

“This announcement marks an exciting day for Sundial. Financial flexibility and balance sheet health are critical to our ability to execute on Sundial’s operating strategy,” said Zach George, Sundial’s Chief Executive Officer. “With our improved capital structure and streamlined operations, we have reduced our annual cash obligations, including debt service costs, by more than $50 million. Sundial is now in a much better position to take advantage of the expected continuation of the strong consumer demand and increased sales levels we have experienced to date in 2020. This restructuring would not have been possible without the constructive stance and professional approach taken by our lenders. I want to thank our employees and shareholders for their loyalty and support as we navigated through this challenging process.”

Summary of Net Debt (expressed in millions of Canadian dollars):

	Pre-Restructuring	Post-Restructuring
Senior Secured Credit Facility	79.3	79.3
Term Debt Facility	115.0	—
Second Lien Convertible Notes	—	73.2
Subordinated Convertible Notes (1)	—	24.3
Total Debt	194.3	176.8
Total Cash	15.2	33.2
Total Net Debt (2)	179.4	143.6
Total Annual Interest Expense	14.7	3.8
Total Annual Debt Service	31.6	10.1

(1)	US$18.0 million face value
(2)	Total debt less total cash

Senior Secured Credit Facility Amendments for Added Financial Flexibility

Sundial has entered into an agreement with its senior lenders to amend and restate its syndicated senior secured credit agreement. As a result of Sundial meeting all previous terms outlined by its lenders, the Company received a waiver of its Q1 2020 covenants and reduced financial covenants to comprise only a minimum cash balance covenant of $2.5 million until December 31, 2020 or later, and an additional capital raise covenant of US$10 million by December 1, 2020. Principal repayments of $2.1 million per quarter have been rescheduled to commence on September 30, 2020.

$45 Million Debt Reduction and Conversion of Remaining Term Debt for Second Lien Convertible Notes and Warrants

In addition, the Company has extinguished (i) $45 million outstanding under its $115 million term debt facility (the “Term Debt Facility”) as part of the consideration in the Bridge Farm disposition and (ii) $70 million, plus $3.2 million in deferred interest, outstanding under its Term Debt Facility in exchange for the issuance of $73.2 million of secured second lien convertible notes that bear no interest, mature on June 5, 2022 and are convertible into common shares at US$1.00 per share, subject to adjustments. The conversion price of the notes is subject to adjustment in the event the Company sells shares of common stock or common stock equivalents for less than US$1.00 per share in the future, subject to customary excluded issuances. The Company also issued 17.5 million warrants with an exercise price of US$1.00 and 17.5 million warrants with an exercise price of US$1.20, in each case expiring on June 5, 2023 and subject to adjustments, to the holder of the second lien convertible notes. The holder will initially be restricted from converting its notes into common shares and exercising its warrants. The elimination of the Term Debt Facility will result in $10.9 million in annual interest expense savings.

Issuance of US$18 Million Subordinated Convertible Notes and Warrants

Sundial issued US$18 million in senior unsecured subordinated convertible notes (the “Subordinated Convertible Notes Offering”) with accompanying warrants to institutional investors for proceeds, net of original issue discount, placement agent’s fees and other expenses, of US$13.3 million.

The notes mature on June 5, 2022 and will not bear interest except in the case of default. The notes are not secured by any assets of Sundial and are convertible into Sundial common shares at the election of the purchasers at a price of US$1.00 per share, subject to adjustments. The conversion price of the Notes is subject to adjustment in the event the Company sells shares of common stock or common stock equivalents for less than US$1.00 per share in the future, subject to customary excluded issuances. Sundial also issued warrants to purchase 14,457,059 Sundial common shares to the purchasers with an exercise price of US$0.9338 per warrant. The warrants will expire 3.5 years from the date that the underlying shares become freely tradable. The subordinated convertible notes and associated warrants are immediately exercisable. Net proceeds from the Subordinated Convertible Notes Offering will be used for general corporate purposes.

Canaccord Genuity LLC and AltaCorp Capital Inc. acted as placement agents for the Subordinated Convertible Notes Offering and were issued an aggregate of 1,080,000 warrants to purchase Sundial common shares at an exercise price of US$1.00 per warrant. The placement agents will initially be restricted from exercising their warrants.

Sundial has provided customary registration rights with respect to the common shares underlying the second lien convertible notes, the subordinated convertible notes and warrants.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as the Company’s financial statements. The Company intends to register some or all of the common shares underlying the second lien convertible notes, the subordinated convertible notes and warrants for sale in the United States.

Closing of Bridge Farm Group Sale

Sundial is also pleased to announce it has closed the sale of its U.K. subsidiary, Bridge Farm Group (“Bridge Farm”) to a consortium of private investors that includes former management of Bridge Farm (collectively, the “Purchaser”) for total consideration of approximately $90 million (the “Bridge Farm Disposition”).

As consideration for the Bridge Farm Disposition, the Purchaser will (i) assume $45 million of debt under Sundial’s former $115 million Term Debt Facility, (ii) assume the contingent consideration liabilities related to the remaining earn-out and additional share obligations under the original Bridge Farm acquisition agreement, dated as of July 2, 2019, and (iii) cancel approximately 2,700,000 Sundial common shares currently held by certain individuals affiliated with the Purchaser. Sundial will not receive any cash consideration in connection with the transaction.

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol “SNDL”. Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our ‘craft-at-scale’ modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized “room” approach, with 470,000 square feet of total space.

Sundial’s brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Media Contact:

Sophie Pilon, Corporate Communications Manager

Sundial Growers Inc.

O: 1.587.327.2017

C: 1.403.815.7340

E: spilon@sundialgrowers.com

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain “forward-looking information” within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements may include, without limitation, Sundial’s future success with reduced leverage, added financial flexibility and improved liquidity, its ability to improve operations, expectations around it’s balance sheet and future debt levels including annual cash levels and debt servicing costs and future consumer demand and sales levels. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.